INDEPENDENT INVESTMENT BANKERS, CORP.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

Total stockholder's equity qualified for net capital	$	131,609
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		1,285
Other assets		22,398
Total deductions and/or charges		23,683
Net capital before haircuts on securities		107,926
Haircuts on securities		-
Net capital	$	107,926
Aggregate indebtedness		
Accounts payable and accrued expenses		94,830
Total aggregate indebtedness	$	94,830
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	6,322
Net capital in excess of minimum requirement	$	101,604
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	98,443
Ratio of aggregate indebtedness to net capital		.88 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2015 as reported by Independent Investment Bankers, Corp.
on January 15, 2016 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.